

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2011

Mr. Peter Blackmore
Chief Executive Officer
ShoreTel, Inc.
960 Stewart Dr.
Sunnyvale, CA 94085

      Re: ShoreTel, Inc.
            Form 10-K for Fiscal Year Ended June 30, 2010
            Filed September 10, 2010
            Definitive Proxy Statement
            Filed October 5, 2010
            Form 10-Q for the quarter ended September 30, 2010
            Filed November 5, 2010
            Form 10-Q for the quarter ended December 31, 2010
            Filed February 4, 2011
            File No. 001-33506

Dear Mr. Blackmore:

     We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      s/ Kathleen Krebs for

                      Larry Spirgel
                      Assistant Director

cc: <u>Via facsimile to (650) 938-5200</u>
       Jeffrey R. Vetter, Esq.
       Fenwick & West LLP